Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

January 31, 2005

TO: All SBC employees

Today SBC takes a bold step toward a new era and a new company as we create the model communications company for the 21st century.

Today, as we announce our agreement to acquire AT&T, we are poised to become a company capable of providing all of the advanced, innovative communications and entertainment services that our customers have come to expect.

While this acquisition will face the standard review process, we are confident that its value will be recognized and that we will be given the opportunity to lead an American communications revolution with a renewed company — a company rich in innovation and service, and eager to invest and grow to meet our customers’ needs.

SBC and AT&T are a potent combination, sharing a legacy of innovation, integrity and reliability. SBC brings financial strength, a focus on consumers and small business, local and regional service areas, and voice, DSL and wireline service. AT&T contributes its incredibly significant customer base of government and business customers (AT&T services all of the S&P 500 and virtually all of the Fortune 1000), an unmatched portfolio of data and IP services, hosting, security and professional services, technology leadership through its AT&T Labs and skilled networking capabilities.

The greater financial, technical and marketing resources we achieve by combining these two great companies will enable us to compete in — and, indeed, lead — the communications and entertainment industry of the 21st century.

We understand that a major acquisition of this sort creates some uncertainty. In the coming months, we will face many decisions regarding branding, marketing, employment and real estate, among others.

But our action today creates more promise and more potential than it does uncertainty. We’re confident that our company will grow stronger and our presence will grow broader, allowing us to maximize opportunities for our employees in a marketplace that becomes more competitive by the day.

As this project evolves, we will report to you — as we are able — on its progress.

Meanwhile, I hope you will join me in celebrating your success and achievement that have brought us to this decisive day. You have worked long and hard to make SBC the innovative competitor we are today. We are confident that acquiring AT&T secures our ability to remain a capable competitor in the marketplace of tomorrow.

NOTE: In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (http://www.sec.gov). These documents may also be obtained for free from SBC by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78258. Free copies of AT&T Corp.’s filings may be obtained by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

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Information set forth in this documents contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov. SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.